Filed Pursuant to Rule 433

Registration Statement No. 333-144796

Pricing Term Sheet

May 29, 2009

Terex Corporation

$300,000,000 aggregate principal amount of

10.875% Senior Notes due 2016

This term sheet to the preliminary prospectus supplement dated May 27, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Terex Corporation
Security Description:	10.875% Senior Notes due 2016
Principal Amount:	$300,000,000
Gross Proceeds:	$292,899,000
Coupon:	10.875%
Original Issue Discount:	The notes will be issued with original issue discount for United States federal income tax purposes
Maturity:	June 1, 2016
Price to public:	97.633% of principal amount
Underwriting Discount:	1.500%
Yield to Maturity:	11.375%
Spread to Benchmark Treasury:	+821 bps
Benchmark Treasury:	3.25% UST due 05/31/2016
Ratings:	Moody’s: B2 S&P: B+ or better
Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2009
Optional Redemption:	Redemption Period June 1, 2013 June 1, 2014 June 1, 2015	Price 105.438% 102.719% 100%
Make-whole Redemption:	Callable prior to June 1, 2013 at make-whole call price of Treasury + 50 bps
Equity Clawback:	Redeem until June 1, 2012 at 110.875% for up to 35.0%
Trade Date:	May 29, 2009
Settlement Date:	June 3, 2009 (T+3)

CUSIP/ISIN:	880779 AW3 / US880779AW30
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. UBS Securities LLC
Lead Manager:	Calyon Securities (USA) Inc.
Co-Managers:	Banc of America Securities LLC Commerzbank Capital Markets Corp. Morgan Stanley & Co. Incorporated RBS Securities Inc.

Concurrent Offering of Common Stock and Convertible Senior Subordinated Notes due 2015

On May 28, 2009, we commenced two separate offerings: a public offering of 11,000,000 shares of Common Stock (12,650,000 shares if the underwriters exercise their over-allotment option in full) and an offering of $150 million aggregate principal amount of 4.00% Convertible Senior Subordinated Notes due 2015 (or $172.5 million aggregate principal amount of 4.00% Convertible Senior Subordinated Notes due 2015 if the underwriters exercise their over-allotment option in full) (together, the “Concurrent Offerings”).  Assuming no exercise of the underwriters’ over-allotment option with respect to the Concurrent Offerings, the net proceeds of the Concurrent Offerings, after deducting the underwriting discount and estimated expenses, will be approximately $281.2 million.  The closing of this senior notes offering is conditioned on the closing of the Concurrent Offerings.

Ranking of Other Indebtedness and Subsidiary Guarantees

In the “Description of Certain Indebtedness” section in the Preliminary Prospectus Supplement, both the 7-3/8% Senior Subordinated Notes due 2014 and the 8.00% Senior Subordinated Notes due 2017 were incorrectly stated to rank equally with the new senior notes offered hereby.  Those notes are instead subordinated to the senior notes offered hereby.  In addition, any guarantees that might become operative in the future for the 8.00% Senior Subordinated Notes would also rank subordinated (on a senior subordinated basis) to the corresponding guarantees that would become operative for the benefit of the senior notes offered hereby.  The correct ranking information was included on the front cover page of the Preliminary Prospectus Supplement and in the “Summary--The Offering” and “Description of the Notes -- Ranking” sections of the Preliminary Prospectus Supplement.

Ratio of Earnings to Fixed Charges

The as adjusted ratio of earnings to fixed charges for this offering and the Concurrent Offerings and assumed application of net proceeds thereof would have been 2.6 to 1.0 for the year ended December 31, 2008 and the amount of earnings deficiency for coverage of fixed charges for the three months ended March 31, 2009 would have been $108.5 million.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.